838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 21-435 May 13, 2021

Platinum Group Metals Ltd. Reports Court Application Opposing Environmental Authorization

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE American) ("Platinum Group" or the "Company") has received notice that a group from the Kgatlu Community (the "Applicants"), located near planned surface infrastructure associated with the Waterberg Mine, has filed an application for an order in the High Court of South Africa (the "High Court") to review and set aside the decision by the Minister of Environment, Forestry and Fisheries (the "DE") to dismiss an application for condonation for the late filing of an appeal by the Applicants against the Environmental Authorization granted for the Waterberg Mine on November 10, 2020.  The Applicants further request that cause be shown as to why the Environmental Authorization granted by the Minister of the DE and the Minister of Mineral Resources and Energy (the "DMR") should not be set aside and referred back to the said ministers for further consideration.  The grant of an Environmental Authorization was a prerequisite to the grant of the Waterberg Mining Right by the DMR, which occurred on January 28, 2021.  The Company believes that all requirements specified under the National Environmental Management Act, the Mineral and Petroleum Resources Development Act and other applicable legislation has been complied with and that the DE correctly approved and DMR correctly issued the Environmental Authorization.  As an interested and affected party, and as a named respondent to the filed court action, Waterberg JV Resources (Pty) Ltd is accordingly opposing the application to the High Court.  The Waterberg mining right currently remains active, was notarially executed by the DMR on April 13, 2021 and has been filed for registration.

The Company intends to continue our consultation with the DMR and recognized local authorities and community representatives on our plans for the Waterberg site.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator and majority owner of the Waterberg Project, a bulk underground palladium, platinum, gold and rhodium deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly advanced with the shareholders of Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."), being Platinum Group, Impala Platinum Holdings Ltd., Japan Oil, Gas and Metals National Corporation, Hanwa Co. Ltd. and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo").

In 2019, the Company founded Lion Battery Technologies Inc. in partnership with Anglo American Platinum Limited to support the use of palladium and platinum in lithium battery applications.

Platinum Group Metals Ltd.	…2

On behalf of the Board of

Platinum Group Metals Ltd.

R. Michael Jones

President and CEO

For further information contact:

R. Michael Jones, President

or Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"), including statements regarding the application for an order of the High Court and appeal of the mining right; the applicable procedures, timeline and potential results thereof; the development of the Waterberg project and the potential benefits and results thereof; the Company's intentions for future consultations; the potential use of palladium and platinum in lithium battery applications; and the Company's other future plans and expectations. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the US $20 million senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 21, 2019 (the "2019 Sprott Facility") is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company, including the appeal of the mining right; an adverse decision on the appeal on the Mining Right could delay or prevent the Company from having the mining right reinstated and developing the Waterberg Project; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and the other risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.